Exhibit (a)(1)(G)

Shepard Announces $32.00 Cash Tender Offer for 8,000,000 Shares of

State Auto Financial Corporation

Bloomington, Illinois, August 21, 2003—Investor Gregory Mark Shepard, who owns approximately 5% of State Auto Financial Corporation (NASDAQ “STFC”), through State Auto Financial Acquisition Corporation (“STFAC”) yesterday announced a cash tender offer for 8,000,000 of STFC’s 12,993,928 public shares for $32.00 per share. Mr. Shepard stated that he or an associate would agree to purchase an additional 1,000,000 common shares from STFAC and not tender his shares in the public tender offer. As one of the conditions of consummation of the tender offer, State Automobile Mutual Insurance Company (“State Auto”), and all directors and officers of State Auto and STFC would have to agree not to tender any of their shares. He also stated that his proposal would not involve the incurrence of any debt, as defined by statutory accounting principles, by State Auto, STFC or their subsidiaries or affiliates. STFC’s officers, directors and affiliates also cannot cash out any outstanding stock options. Any transaction Shepard might negotiate would be subject to customary due diligence, and be conditioned on his nominees representing a majority of the boards of directors of STFC, State Auto and their insurance subsidiaries and affiliates.

In a letter to Robert H. Moone, Chairman and CEO of State Auto and STFC, Mr. Shepard wrote:

As the largest non-affiliated public stockholder of STFC, with 2 million shares, I want STFC to enhance—not ignore—value for investors. I have written to you on five previous occasions seeking to negotiate a “friendly” transaction between STFC, State Auto and myself. Your reply to each of my offers to negotiate has been to ignore the spirit of Sarbanes-Oxley and the myriad of potential and actual conflicts between State Auto and STFC’s shareholders. Surely you don’t believe that only STFC’s majority shareholder, namely State Auto, has an interest in STFC. Yet only State Auto’s board has been allowed to consider my offers to negotiate a transaction.

On behalf of all of STFC’s shareholders I am commencing a tender offer through STFAC for 8,000,000 of STFC’s 10,993,928 public shares (other than my shares as of June 30, 2003) for $32.00 per share. I or an associate would agree to purchase an additional 1,000,000 common shares from STFAC and I would agree not to tender my shares in the public tender offer. State Auto, and all directors and officers of State Auto and STFC, would also agree not to tender any shares. Our financing would not involve the incurrence of any debt, as defined by statutory accounting principles, by State Auto, STFC or their subsidiaries or affiliates. STFC would not cash out its outstanding stock options. STFAC would be merged with and into State Auto and 7,000,000 additional common shares of STFC would thereby be acquired by State Auto, increasing its ownership to just under 85% of the outstanding shares. Any transaction we might negotiate would be conditioned on my nominees representing a majority of the boards of directors of STFC, State Auto and their insurance subsidiaries and affiliates.

The many business benefits of this proposal are obvious and are responsive to the points raised in your letters. Not only is the current State Auto/STFC structure preserved, but the value of State Auto’s gross investment in the STFC would increase from $444 million on March 31, 2003 ($16.90 per share) to perhaps $32.00 per share and $1.065 billion upon completion of the Offer. My proposal provides those stockholders who now desire to sell their shares an extraordinary opportunity to do so. The remaining shareholders can rest assured that I am committed to enhancing—not ignoring—value for investors.

If successful in the tender offer, State Auto will have increased its ownership from 66.9% to 84.7% while I will have increased my ownership, if I personally purchase the 1 million shares, from 2,000,000 to 3,000,000 common shares representing 5.1% to 7.6% of the outstanding common shares. If I purchase the 1 million shares, my investment in STFC will increase by $32 million from $31,518,000 to $63,518,000, my ownership of the unaffiliated publicly traded shares will increase from 15.5% to 50.1% and my investment in the outstanding common shares will be approximately $63 million greater than your investment.

Since the number of STFC shares now owned by the STFC Board is relatively small, the current board is well insulated from the pain of any price decline for STFC’s securities. Other stockholders are not so lucky. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a very significant premium for their shares right now.

Mr. Shepard concluded his letter to Mr. Moone by stating: “I call upon the Boards of Directors of State Auto and STFC to approve my offer. I hope that you, as fiduciaries, will recognize that my offer is very much in the best interests of stockholders and that you will accept it accordingly.”

The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on September 24, 2003, unless the offer is extended. The offer is being made through a company wholly owned by Mr. Shepard. The Depositary and Information Agent for the offer is Mellon Investor Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

ADDITIONAL INFORMATION RELATING TO THE TENDER OFFER IS CONTAINED IN THE SCHEDULE TO AND THE SCHEDULE 13D FILED BY GREGORY M. SHEPARD WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THOSE SCHEDULES ARE CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT http://www.sec.gov.